       As filed with the Securities and Exchange Commission
                         on July 23, 1999
                                      Registration No. 333-78171
=================================================================
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                    --------------------------
                  PRE-EFFECTIVE AMENDMENT NO. 1
                             FORM S-3
                      REGISTRATION STATEMENT
                              UNDER
                    THE SECURITIES ACT OF 1933
                    --------------------------

            STARTEC GLOBAL COMMUNICATIONS CORPORATION
      (Exact name of Registrant as specified in its charter)

         Delaware                         52-2099559
(State or other Jurisdiction            (I.R.S. Employer
 of Incorporation or Organization)      Identification No.)

                    --------------------------
                      10411 Motor City Drive
                        Bethesda, MD 20817
                          (301) 365-8959
           (Address, Including Zip Code, and Telephone
          Number, Including Area Code, of Registrant's
                   Principal Executive Offices)

                           RAM MUKUNDA
         Chairman, President and Chief Executive Officer
            Startec Global Communications Corporation
                      10411 Motor City Drive
                        Bethesda, MD 20817
                          (301) 365-8959
        (Name, Address, Including Zip Code, and Telephone
        Number, Including Area Code, of Agent for Service)

                            Copies to:
                      ROBERT B. MURPHY, ESQ.
                        STEVEN E. FRIEDMAN
               Schnader Harrison Segal & Lewis LLP
              1300 Eye Street, N.W., 11th Floor East
                   Washington, D.C. 20005-3314
                           202-216-4200
                     ------------------------

     Approximate Date of Proposed Sale to the Public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are
being offered pursuant to dividend or interest reinvestment
plans, please check the following box.                       [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment
plans, check the following box.                              [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[]

     If delivery of the prospectus is expected to be made
pursuant to Rule 434, please check the following box.        [ ]

                 Calculation of Registration Fee

Title of                            Proposed
securities to be    Amount to be    Maximum Price
be registered*      Registered**    Per Share**
----------------    -------------   ---------------
Common Stock,       888,590         $6.875/$14.50
$.01 par value


Proposed
Maximum
Aggregate      Amount of
Offering       Registration
Price*         Fee***
-----------    ------------
$12,884,555    $1,784.57

----------------------
*    Includes associated Preferred Share Purchase Rights.

**   Estimated under Rule 457(c) solely for the purpose of
calculating the registration fee, based upon the closing prices as reported on the NASDAQ National Market on May 5, 1999 of $6.875 for 847,900 shares of common stock ($1,620.55 fee amount), and $14.50 on July 22, 1999 for 40,690 shares of common stock ($164.02 fee amount).

***  A fee of $1,620.55 was previously paid.

                  ------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.
=================================================================

PROSPECTUS

            STARTEC GLOBAL COMMUNICATIONS CORPORATION

                          888,590 Shares
                           Common Stock

     The selling shareholders listed herein may offer from time to time up to an aggregate of 888,590 shares of our common stock under this prospectus. We originally issued and sold these shares to some of the selling shareholders in private placement transactions pursuant to exemptions from registration under Regulation D and/or Section 4(2) of the Securities Act of 1933 and to other selling shareholders who are non-U.S. persons pursuant to the exemptions under Regulation S of the Securities Act of 1933.

     No underwriter is being used in connection with this offering of common stock. The selling shareholders may offer and sell their shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "STGC." On July 22, 1999, the closing bid price of one share of our common stock was $14.50.

                      ---------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.  YOU
SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" SECTION
OF THIS PROSPECTUS BEGINNING ON PAGE __.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO CONTRARY IS A CRIMINAL
OFFENSE.


           The date of this prospectus is July   , 1999

                        TABLE OF CONTENTS

                                                             Page
Where You Can Find More Information. . . . . . . . . . .
Information Incorporated By Reference. . . . . . . . . .
Forward-Looking Statements . . . . . . . . . . . . . . .
The Company. . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds. . . . . . . . . . . . . . . . . . . . .
Recent Developments. . . . . . . . . . . . . . . . . . .
Selling Shareholders . . . . . . . . . . . . . . . . . .
Plan of Distribution . . . . . . . . . . . . . . . . . .
Legal Matters. . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . .


     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling shareholders are offering to sell, and seeking offers to buy, only the shares of our common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

     You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," or the "company" in this prospectus means Startec Global Communications Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

               WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov". In addition, any of our SEC filings may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-3 for the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, we have omitted certain information in the prospectus set forth or incorporated by reference in the registration statement and the exhibits and schedules to the registration statement. You may inspect and obtain the registration statement, including its exhibits and schedules incorporated by reference in the registration statement as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer to are not necessarily complete and in each instance we refer you to the copy of that document of the applicable document filed as an exhibit to the registration statement with the SEC.

              INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

          (b) All other reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended December 31, 1998.

          (c) The description of our common stock which is contained in our registration statement on Form 8-A filed
September 15, 1997, as amended on October 8, 1997.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

            Startec Global Communications Corporation
                      10411 Motor City Drive
                        Bethesda, MD 20817
                Attention: Chief Financial Officer
                          (301) 365-8959

                    FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical information or statements of current condition. You may identify some forward-looking statements by the use of terms, such as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to our plans, objectives and expectations for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, we do not represent that we will achieve or we will realize our objectives or plans. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this prospectus as a result of certain factors including, but not limited to, dependence on operating agreements with foreign partners, significant foreign and U.S.-based customers and suppliers, availability of transmission facilities, U.S. and foreign regulations, international economic and political instability, dependence on effective billing and information systems, customer additions and attrition, significant industry competition and rapid technological change. These factors should not be considered exhaustive; we do not take any obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                            THE COMPANY

Overview

     We are a rapidly growing, facilities-based international long distance telecommunications service provider. We market our services to select ethnic residential communities located in major metropolitan areas in the United States and Europe and to leading international long distance carriers.

     We provide our services through a flexible, high-quality network of owned and leased transmission facilities, resale arrangements, and a variety of operating and termination agreements. We currently own and operate switching
(call-routing) facilities in Paris, Switzerland, London,
Dusseldorf and Guam, with international gateway switching facilities in New York, Los Angeles and Miami. A second international gateway switching facility in New York is scheduled to go on line in the fourth quarter of 1999. We expect to install additional switches worldwide through 2000.

     We operate points-of-presence (primary installations of telecommunications equipment, commonly known as POPs) in the United States, Europe and Asia and plan to install additional POPs in the United States, Canada, Europe and Asia during 1999 and 2000. We also own capacity (space) for transmission of voice, data and video transmission on 13 undersea fiber optic cables and plan to acquire additional capacity on cable systems linking North America, Europe, the Pacific Rim, Asia and Latin America, as well as additional capacity linking the East Coast and West Coast of the United States. We also plan to invest in or acquire capacity on two satellite earth stations located over the Pacific and Atlantic Oceans. As we execute our expansion strategy and encounter new marketing opportunities, our management may elect to relocate or re-deploy to alternate locations certain switches, POPs and other network equipment.

     We were founded in 1989 to capitalize on opportunities to provide international long distance services to select ethnic communities located in major U.S. metropolitan markets that generate substantial long distance traffic to their countries of origin. Until 1995, we concentrated our marketing efforts in the New York-Washington, D.C. corridor and focused on the delivery of international calling services to India. At the end of 1995, we expanded our marketing efforts to include the West Coast of the United States, and began targeting other ethnic groups such as the Middle Eastern, Filipino and Russian communities. At the end of 1998, we once again expanded our marketing efforts geographically to include the United Kingdom and we diversified our customer base across a broader spectrum of ethnic groups, including the Caribbean, Latin American and Asian communities.

     We generate international call traffic terminating primarily in Asia, the Pacific Rim, the Middle East, Africa, Eastern and
Western Europe and North America. Our number of residential customers has grown from 10,675 as of December 31, 1995 to 131,000 as of March 31, 1999.

     We use sophisticated database marketing techniques and a variety of media to reach our targeted residential customers, including focused print advertisements in ethnic newspapers, advertisements on ethnic radio and television stations, direct mailings, sponsorships of ethnic events and customer referrals. Our strategy is to provide overall value to our customers through the combination of competitive pricing and high levels of service, rather than to compete on the basis of price alone. Our customer service center, which services our residential customer base, is staffed by trained, multilingual customer service representatives, and operates 24 hours a day, seven days a week. We believe that our focused marketing programs and our dedication to customer service enhance our ability to attract and retain customers in a low-cost, efficient manner.

     Residential customers access our network by dialing a carrier identification code prior to dialing the number they are calling. This service, known as "dial-around" or "casual calling," enables customers to use our services without changing their existing long distance carriers. As part of our overall strategy, we intend to increase the proportion of our net revenues we derive from residential customers.

     In order to achieve economies of scale in our network operations and to balance our residential international traffic, we began marketing our excess network capacity to route calls for international carriers seeking competitive rates and high-quality transmission capacity in late 1995. Since initiating this international wholesale service, we have expanded our number of carrier customers significantly.

     In 1998, our board of directors and our stockholders approved our reorganization in which we realigned our corporate structure to become a Delaware holding company and transferred our assets into various subsidiaries of the Delaware holding company. This reorganization was completed in the first quarter of 1999. The merger did not impact our consolidated financial statements.

Business Strategy

     Our objectives are twofold. First, we seek to become the leading provider of voice and data services to select ethnic communities located in major metropolitan areas in the U.S., Canada, Europe and Asia with significant international long distance usage to the emerging economies. Second, we seek to leverage our residential telecommunications business to become a leading provider of wholesale carrier services on corresponding international routes. In order to achieve our objectives, we rely on the following strategy:

     Expand the addressable market. We currently serve residential customers in 26 major metropolitan areas in the U.S., Canada and Western Europe. We also have identified over 40 major markets outside the United States, primarily in Europe and Southeast Asia, that we believe are attractive for entry based on the demographic characteristics, traffic patterns, regulatory environment and availability of appropriate advertising channels. We anticipate entering up to 30 of these markets by the end of 2000. In addition, we seek to increase our penetration of our existing and prospective markets by:

     -    targeting additional ethnic communities;

     - marketing additional routes to existing customers who principally use our services for one route; and

     -    expanding our products and services to include
"dial-1", prepaid card accounts and Internet access.

     To help us achieve these objectives, we have recently strategically installed or acquired telecommunications equipment in Canada and six European cities to allow us to originate traffic from customers in Canada and such European cities.

     Achieve "first-to-market" entry of select ethnic residential markets. We believe that we enjoy significant competitive advantages by establishing a brand name and customer base in select ethnic residential communities ahead of our competitors. We intend to capitalize on our proven marketing strategy to penetrate select ethnic residential communities in the United States, Canada and Europe ahead of our competitors. We select our target markets based on favorable demographics for long distance telephone usage, including geographic immigration patterns, population growth and income levels. We target select ethnic communities to aggregate traffic along certain routes (which reduces our costs) and to focus on rapidly expanding and deregulating telecommunications markets. Our target residential customer base is comprised of emigrants from emerging markets in Asia, Eastern Europe, the Middle East, the Pacific Rim, Latin America and Africa.

     Expand international network facilities. We plan to expand our international network facilities during 1999 and through 2000 by deploying additional switches, installing POPs, securing additional ownership interests in undersea cable facilities, investing in domestic cable facilities, deploying ATM/Internet Protocol capabilities in our network, investing in or acquiring two satellite earth stations and entering into additional operating agreements. By building network facilities and expanding operating agreements that enable us to carry an increasing percentage of our traffic on our own network, we believe that we will be able to reduce our transmission costs and reliance on other carriers and ensure greater control over quality of service. During the next three years, we expect to increase significantly the volume of our traffic that is originated, carried and terminated on our own equipment network (on-net).

     Implement a network hubbing strategy (centralized call-gathering and routing system) that links our existing and prospective customer base in the United States, Canada and Europe to call destinations in foreign countries through a network of foreign-based switches and POPs. As part of this hubbing strategy, we have installed international gateway switches and POPs throughout the United States, Europe and Asia. The POPs aggregate traffic originating from the region around the city in which it is located and route the traffic to our international gateway switches. Each of the POPs contains telecommunications equipment that is scalable to accommodate the traffic volume demands of each region.

     Continue to enhance our termination options through additional operating agreements, call transiting arrangements (whereby we move calls through call centers in another country to the destination country), and, if appropriate opportunities arise, through strategic acquisitions and alliances. We have also taken steps to improve the quality of our network by upgrading our network monitoring and customer service centers, and plan to install enhanced software to enable us to better monitor call traffic routing, capacity and quality.

     Maximize network utilization and efficiency through wholesale carrier business. We intend to continue to market our international long distance services to existing and new carrier customers. Because our residential customers generate minutes of use primarily during non-business hours or on weekends, we have substantial capacity to offer to international carriers. The significant carrier traffic volume that we generate allows us to capture additional revenues, to increase economies of scale and to improve network efficiency.

     Build customer loyalty. We seek to build long-term customer loyalty through tailored, in-language marketing efforts that focuses on each target ethnic group's specific needs and cultural backgrounds, responsive customer service that offers in-language services and involvement in our customers' communities through sponsorship of local events and other activities. We market our residential services under the "Startec" name to enhance our name recognition and build brand loyalty in our target communities. We maintain a detailed information database of our customers, which we use to monitor usage, track customer satisfaction and analyze a variety of customer behaviors, including retention and frequency of usage.

     Expand service offerings to customers.  We intend to expand our service offerings to ethnic communities by:

     -    deploying ATM/IP telephony throughout our network;

     - creating virtual communities on its current Web site to connect customers from and in the emerging economies;

     - offering Internet access services to customers in the U.S.; and

     - providing co-location and Web hosting facilities at our sites in New York, Los Angeles, Miami, Paris, London, Dusseldorf and Guam (as well as a second site in New York scheduled to go online in the fourth quarter of 1999).

     Pursue strategic acquisitions and alliances. To accelerate our business plan and take advantage of the rapidly changing telecommunications environment, we intend to carefully evaluate and pursue strategic acquisitions, alliances and investments.

                       RECENT DEVELOPMENTS

     In April 1999, we announced the launching of our global Internet strategy to begin in the third quarter of 1999. We plan to leverage our existing POP sites and backbone capacity and begin to deliver integrated services, including dial-up access, DSL and dedicated access. Currently, we are deploying the latest technologies to connect our gateway facilities and key customers in the emerging economies. This enhanced network will employ cell-switching technology that will allow us to simultaneously deliver high-quality, high-volume voice, data Internet and multi-media services to our customers and capitalize on our expansion opportunities in emerging economies.

     In addition to our customer care center located in Bethesda Maryland, we opened our second call center in Guam during June 1999. Our Guam customer care center is equipped with 150 customer service seats and will initially provide up to 60 in-language operators and technical support personnel for our voice and Internet customers.

     In May 1999, we announced that we had obtained a second vendor financing facility in the amount of $20 million, and in June 1999, we announced that we had obtained a $30 million credit facility and a third vendor financing facility of $30 million.
As a result, we have obtained access to approximately $55 million in additional financing during the first half of 1999, bringing our total available bank and vendor financing to $90 million.

     In February 1999, we acquired a 64.6% equity ownership interest in Phone Systems and Networks Inc. (PSN) of France from certain non-U.S. persons. PSN is a facilities-based provider in France, with switches in both Paris and Switzerland with addtitional capacity on a switch located in the United Kingdom. PSN also provides services on a switchless reseller based in Belgium. We acquired an additional 18% equity ownership interest pursuant to a tender offer in France which closed in May 1999.

     0n July 23, 1999, we purchased through a subsidiary substantially all the assets of Worldwide Telecommunications Company Limited, Infinity Telecommunications Limited, and Pacific Direct, Inc., which are affiliated companies conducting business
in Hong Kong.   These assets included 2 switches, accounts,
leases, contracts, licenses, trademarks, records and goodwill. Through these acquisitions we intend to expand our market presence the in Asia/Pacific Rim.

                           RISK FACTORS

     You should consider carefully the risk factors set forth below, as well as the other information appearing in this prospectus or in documents to which we refer you, before investing in our shares.

We Have Substantial Indebtedness Which Could
Hinder or Prevent Implementation of Our Business Strategy
---------------------------------------------------------

     We have substantial indebtedness as a result of our offering of senior notes in May 1998, a $30 million vendor financing agreement in December 1998, a $30 million credit facility in June 1999, and approximately $25 million in additional vendor financing agreements completed during 1999. We anticipate that we may incur substantial additional indebtedness in the future. Our high indebtedness level may constrain our business plans in several ways including the following: we must dedicate a substantial portion of our cash flow from operations, if any, to the payment of principal and interest on our indebtedness and other obligations and it may not be available for use in our business; we may have limited ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements and other purposes; we may have less flexibility in planning for, or reacting to, changes in our business; we may become more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and we may be more vulnerable in the event of a downturn in our business.

     We must substantially increase our net cash flow in order to meet our debt service obligations, and we can offer you no assurance that we will be able to meet such obligations. If we cannot generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we otherwise fail to comply with the various covenants under our debt agreements, we would be in default under those agreements. Any such default could have a material adverse effect on our business, operations and financial condition.

As a Holding Company, We Have Limited Funding
Resources to Service Our Debt
---------------------------------------------

     Because we are a holding company, our principal asset is the outstanding capital stock of our operating subsidiaries. We derive our funds from dividends from our subsidiaries, intercompany loans and other permitted payments from our direct and indirect subsidiaries, as well as our own credit arrangements, if any. However, our operating subsidiaries are legally distinct, and have no obligation, contingent or otherwise, to pay amounts due under our indebtedness or to make funds available for such payments.

     In addition, the ability of our operating subsidiaries to pay dividends, repay intercompany loans or make other distributions to us may be restricted by, among other things, their availability of funds, the terms of such subsidiaries' indebtedness, as well as statutory and other legal restrictions. If our subsidiaries fail to pay any such dividends, repay intercompany loans or make any such other distributions, we would be restricted in our ability to pay our indebtedness and our ability to utilize cash flow from one subsidiary to cover shortfalls in working capital at another subsidiary, and we could experience a material adverse effect upon our business, financial condition and results of consolidated operations.

     As a holding company, we will conduct our business through our subsidiaries and, accordingly, claims of creditors of our subsidiaries will generally have priority (a senior claim) on the assets of such subsidiaries over our claims and those of the holders of our indebtedness. As a result, our indebtedness is subordinate in right of repayment to all then existing and future indebtedness and other liabilities and commitments of our subsidiaries, including their trade payables. In addition, our rights to receive assets of any subsidiary upon the liquidation or reorganization of such subsidiary (and the consequent rights of certain of our creditors to participate in those assets) are effectively subordinate to the claims of such subsidiary's creditors, except to the extent that we are ourselves recognized
as a creditor.   In that case, however, our claims would still be
subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior in right of payment to that which we hold.

We Have Had a History of Losses, We Expect to
Incur Losses in the Future, and We are Uncertain
of Future Operating Results
------------------------------------------------

     Although we have experienced significant revenue growth in recent years, we expect to generate negative EBITDA (earnings before interest, taxes, depreciation and amortization, a useful measure in assessing a company's ability to incur and service indebtedness) and significant operating losses and net losses for the foreseeable future as a result of costs due to: our significant debt service requirements, the development and expansion of our network, the expansion of our marketing programs and our entry into new markets, and our introduction of new telecommunications services.

     Furthermore, we expect that our operations in new target markets will experience negative cash flows until we can establish an adequate customer base and derive related revenues.

     We cannot assure you that our revenue will continue to grow or be sustained in future periods or that we will be able to achieve and sustain profitability or positive cash flow from operating activities in any future period. Therefore, we may not be able to meet our debt service obligations or working capital requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We May Need to Raise Additional Capital
That May Not be Available
---------------------------------------

     We may need significant investment to implement our strategic plan, including development and expansion of our network facilities, and expansion of our marketing programs and to fund expected operating losses and working capital needs. While we believe that we will have sufficient capital to fund currently planned capital expenditures and anticipated operating losses until early 2001, we can offer you no assurance that we will not need additional financing sooner than we currently anticipate.

     Our need for additional financing will depend on a variety of factors, including: the rate and extent of our expansion in existing and new markets, the cost of investment in additional switching and transmission facilities and ownership rights in fiber optic cable, the costs to support the introduction of additional or enhanced services, increased sales and marketing expenses, unanticipated working capital needs, unanticipated business opportunities, including acquisitions, investments or strategic alliances, increased costs due to changes in competitive conditions, and increased costs in response to regulatory or other government actions.

     We expect to seek to raise additional capital from public and/or private equity and/or debt sources to fund the shortfall in our cash resources expected to occur at the end of the first quarter of 2001. We cannot assure you, however, that we will be able to obtain additional financing, or, if obtained, that we will be able to do so on a timely basis or on terms favorable to us. If we cannot obtain such additional capital or cannot obtain such additional capital on acceptable terms, we may delay, abandon or reduce some or all of our development and expansion
plans or sell assets.   Any of these measures may adversely
affect our business, financial condition, results of operations and our ability to compete effectively in the future.

     You should be aware that, although we intend to implement the capital spending plan described in this prospectus, we may conclude that certain unanticipated business opportunities are more favorable to our long-term prospects than those in our current capital spending plan.

We Experience Intense Competition
---------------------------------

     The international telecommunications industry is intensely competitive and subject to rapid change due to changes in regulation and advances in technology. Our success depends on our ability to compete with a variety of other telecommunications providers in the United States and in each of our international
markets, including:   dominant, often government owned or
partially controlled, telecommunications carriers (commonly referred to as "PTTs,") in many of the countries in which we
operate or plan to operate in the future;   large,
facilities-based, multinational carriers such as AT&T, Sprint and MCI/World-Com; smaller facilities-based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation; switched-based resellers of international long distance services; and global alliances among some of the world's largest telecommunications carriers, such as Global One Sprint, Deutsche Telekom and France Telecom.

     Like other international telecommunications providers, we compete for residential customers on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services, and compete for carrier customers primarily on the basis of price and network quality. Residential customers frequently change long distance providers in response to competitors' offerings of lower rates or promotional incentives, and, in general, because we are currently a dial-around provider, our customers can switch carriers at any time. In addition, the availability of dial-around long distance services has made it possible for residential customers to use the services of a variety of competing long distance providers without the necessity of switching carriers. Our carrier customers, in general, also use the services of a number of international long distance telecommunications providers and are especially price sensitive.

     Many of our competitors enjoy economies of scale that can result in a lower cost structure for their termination and network costs, which could cause significant pricing pressures within the international communications industry. Several long distance carriers in the United States have introduced pricing strategies that provide for fixed, low rates for both international and domestic calls originating in the United States. Such strategies, if widely adopted, could have an adverse effect on our business, financial condition and results of operations if increases in telecommunications usage do not result or are insufficient to offset the effects of such price decreases. In recent years, intensified competition has caused a sustained decrease in prices for international long distance services. We expect prices to continue to decrease in most of the markets in which we currently compete or into which we may enter in the future. We cannot assure you that our reductions in prices will be more than offset by our costs of providing such services.

     We expect that competition will continue to intensify as the number of new entrants increases as a result of the competitive opportunities created by the Telecommunications Act of 1996, implementation by the FCC of the commitment of the United States to the World Trade Organization's efforts to liberalize telecommunications regulations, and changes in legislation and regulation in various foreign markets. Therefore, we cannot assure you that we will be able to compete successfully in the future.

     The telecommunications industry currently is also experiencing change as a result of rapid technological evolution, marked by the introduction of new products and services and increased satellite and undersea cable transmission capacity for services similar to those we provide. Such technologies include satellite-based systems, such as those proposed by Iridium LLC and Globalstar, L.P., utilization of the Internet for international voice and data communications, and digital wireless communication systems such as personal communications systems.
We cannot predict which of many possible future product and service offerings will be important to maintain our competitive position or what expenditures will be required to develop and provide such products and services.

Our Expansion Will Expose Us to Certain Risks of the
International Telecommunications Business and Doing
Business In Developing Markets
----------------------------------------------------

     To date, we have generated substantially all of our revenues from international long distance calls originating in the United States. As part of our expansion strategy, we have commenced operations in a number of foreign countries, which will expose us to the risks inherent in doing business on an international level and which could materially adversely impact our current and planned operations. These risks include:

     - unexpected changes in regulatory requirements or administrative practices;

     - value added taxes, tariffs, customs, duties and other trade barriers;

     - difficulties in staffing and managing foreign operations;

     -    problems in collecting accounts receivable;

     -    risks due to political uncertainties;

     -    fluctuations in currency exchange rates;

     - foreign exchange controls which restrict or prohibit repatriation of funds;

     - technology export and import restrictions or prohibitions;

     -    delays from customs brokers or government agencies;

     - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

     - potential adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

     Moreover, the international telecommunications industry is changing rapidly due to deregulation, technological improvements, expansion of telecommunications infrastructure and globalization of the world's economies. We cannot assure you that one or more of these factors will not vary in a manner that could have a material adverse effect on our business, operations or financial condition.

Substantial Foreign Government Control of National
Telecommunications Business
--------------------------------------------------

     As a key component of our business strategy, we plan to expand into international markets, including markets in which we have limited or no operating experience. We intend to pursue arrangements with foreign correspondents to gain access to and terminate our traffic in those markets. In many of these markets, the government may control access to the local networks and otherwise exert substantial influence over the telecommunications market, either directly or through ownership or control of dominant carriers or PTTs. In addition, in many international markets, the PTTs control access to the local networks, enjoy better brand name recognition and customer loyalty and possess significant operational economies, including a larger backbone network and operating agreements with other PTTs. Pursuit of international growth opportunities may require significant investments for extended periods of time before we realize returns, if any, on such investments.

Difficulty in Obtaining Foreign Licensing
-----------------------------------------

     We may be required to commit significant financial resources to obtain licenses in certain targeted countries. Such investments may not yield positive net returns in such markets for extended periods of time, if ever. Further, we cannot be sure that we will be able to obtain all or any of the permits and licenses required for us to operate, obtain access on a timely basis (or at all) to local transmission facilities or sell and deliver competitive services in these markets.

We Encounter Risks Due to Our Dependence
on Foreign Partners
----------------------------------------

     Incumbent U.S. carriers serving international markets may have better brand recognition and customer loyalty, and significant operational advantages over us. We have limited recourse if our foreign partners fail to perform under their arrangements with us, or if foreign governments, PTTs or other carriers take actions that adversely affect our ability to gain entry into those markets.

     We are also subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or maintaining business. Although our policy prohibits such actions, we may be exposed to liability under the Foreign Corrupt Practices Act as a result of past or future actions taken without our knowledge by agents, strategic partners and other intermediaries.

We Are Subject to Substantial and
Changing Government Regulation
---------------------------------

     As a multinational telecommunications company, we are subject to varying regulation in each jurisdiction in which we provide services, and we may be affected indirectly by the laws of other jurisdictions applicable to foreign carriers with which we do business. In general, the FCC and the state public service commissions (PSCs) have the authority to condition, modify, cancel, terminate or revoke our operating authority for failure to comply with federal or state law and to impose fines or other penalties for such violations. Because regulatory frameworks in many foreign countries are relatively new, we cannot adequately assess the potential for enforcement action in such countries. Any regulatory enforcement action by U.S. or foreign authorities could have a material adverse effect on our business, financial conditions and results of operations.

     United States Domestic Regulations

     In providing services in the United States, we are subject to the Communications Act of 1934, as amended by, among others, the Telecommunications Act of 1996 and FCC regulations, as well as applicable laws and regulations of the various states. If we fail to maintain proper federal and state certification or tariffs, or have any difficulties or delays in obtaining required certifications, our business, financial condition and results of operations could be materially adversely affected. Moreover, our ability to compete with other service providers, continue providing the same services, or introduce new services may be affected by changes in regulatory requirements. We cannot predict the impact on our operations of any such changes in applicable regulatory requirements.

     -    Federal and State Approval of Certain Transactions.
The FCC and certain PSCs require telecommunications carriers to obtain prior approval to: provide certain telecommunications services, assign or transfer control of licenses, reorganize corporate structure, acquire operations, and assign assets. In addition, to issue securities in six states in which we are certificated, we must notify, or obtain prior approval from, the regulators in such states. These requirements may delay or deter, or prevent a change in control of our company due to, our issuance of our securities. Moreover, in general, state regulatory authorities can condition modify, cancel, terminate or revoke certificates of authority for failure to comply with state law and/or the rules, regulations, and policies of a PSC. A
PSC may also impose fines and other penalties for such violations. If a PSC takes any such action, we could experience a material adverse effect on our business, financial condition and results of operations.

     - Access Charges. The FCC has proposed various measures to accelerate reductions in the "access charges" that local exchange carriers (LECs) charge long distance carriers in originating and terminating calls and to give incumbent LECs, like the regional Bell Telephone companies in the United States, increased flexibility in setting prices in response to competition. Together, these actions could significantly reduce the prices that incumbent LECs charge for our access services as well as that of our competitors. However, if LECs are permitted to utilize more flexible rate structures, we could be placed at a significant cost disadvantage to larger long distance carriers that might be able to negotiate lower access charges.

     - Interconnection Rules. On August 8, 1996, the FCC released a number of decisions called Interconnection Orders that established a framework of minimum, national rules enabling State Commissions and the FCC to begin implementing many of the local competition provisions of the Communications Act. In its Interconnection Orders the FCC prescribed certain minimum points of interconnection necessary to permit competing carriers to choose the most efficient points at which to interconnect with the incumbent local exchange carriers' (ILECs') networks. The FCC also adopted a minimum list of unbundled network elements that ILECs must make available to competitors upon request and a methodology for State Commissions to use in establishing rates for interconnection and the purchase of unbundled network elements. The FCC also adopted a methodology for states to use for setting wholesale prices with respect to retail services.

     Most provisions of the Interconnection Orders were appealed. Numerous appeals were consolidated for consideration by the U.S. Court of Appeals for the Eighth Circuit. On July 18, 1997, the Court of Appeals released its decision regarding issues raised in the consolidated appeals of the Interconnection Orders, upholding the Orders in part and reversing them in part; it modified that decision on August 22, 1997.

     On January 25, 1999, the U.S. Supreme Court reversed important portions of the Eighth Circuit's holding.
Specifically, the Supreme Court ruled that: the FCC properly exercised its authority in establishing pricing rules applicable to ILEC unbundled network elements and resale; the FCC had authority to preclude ILECs from separating unbundled network elements which are already combined; and the FCC was justified in imposing a "pick and choose" requirement.

     However, the Supreme Court also held that the FCC's analysis in support of creating a minimum list of seven mandatory ILEC unbundled network elements was inadequate. The Court vacated the rule and remanded the matter to the FCC either to modify the rule or justify it, subject to further court review.

     Certain other aspects of the FCC's Interconnection Orders also were vacated by the Eighth Circuit and were not appealed to the Supreme Court; thus, they remain vacated. These include FCC rules that had directed ILECs to combine network elements requested by competitors whether or not those elements had previously been combined ("the new combinations rule"), and a provision requiring ILECs to provide interconnection superior in quality to those provided by the ILECs to themselves, when requested to do so by competitors. The Company is unable to predict what the outcome of these decisions or any resulting litigation will be, how it will affect its competitive posture or when these matters will be resolved.

     - Universal Service. Like our U.S. competitors, we are required to contribute to a universal service fund that will subsidize carriers that extend service to under-served individuals, and low income persons in high cost areas and supply telecommunications related facilities for schools, libraries and certain rural health care providers. The FCC has not implemented or finalized certain features of the universal service funding mechanism and the universal service fund requirements remains subject to judicial and additional FCC review. We cannot predict the potential impact of these universal service funding reforms. Moreover, the level of universal service contributions for 1999 and future years is unclear, and we are not sure that we will be able to pass on these costs fully to our customers without a loss of customers.

     - Competition from regional Bell operating companies (commonly referred to as RBOCs). The 1996 Act provides specific guidelines that allow an RBOC to provide long distance inter-LATA service to customers inside its region, subject to a demonstration to the FCC and state regulators that the RBOC has opened up its local network to competition and met a "competitive checklist" of requirements designed to provide competing network providers with nondiscriminatory access to the RBOC's local network. Although to date the FCC has denied each of the RBOCs' applications brought before it, RBOCs continue to seek FCC approval and Congress is considering legislation that would make it easier for RBOCs to gain such approval. The grant of such authority could permit RBOCs to compete with us in the provision of domestic and international long distance services.

     United States International Regulations.

     - WTO Agreement, Foreign Entry and Authorization Rules. Under a 1997 agreement on trade in basic telecommunications services concluded under the auspices of the World Trade Organization (the "WTO Agreement"), 69 countries comprising more than 90% of the global market for telecommunications services agreed to permit varying degrees of competition from, and ownership interests in, foreign carriers. The WTO Agreement is comprised of individual liberalization commitments that have been and will be implemented by signatory countries in varying degrees and with varying timetables. While we believe that the WTO Agreement will increase opportunities for us and our competitors, we have no assurance that the WTO Agreement will result in beneficial regulatory liberalization in all of the countries that are signed of the WTO Agreement.

     In 1997, the FCC adopted the "Foreign Participation Order" to implement U.S. obligations under the WTO Agreement. The Foreign Participation Order establishes an open entry standard for carriers from WTO member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-WTO member countries.

     In March of 1999, the FCC once again streamlined its rules for licensing and regulating international carriers, generally making it easier to obtain U.S. authorization for international services. Among other things, under the most recent rules a carrier with global Section 214 authorization for facilities-based services will be allowed to utilize any foreign submarine cable system in providing facilities-based international services without additional authorization. Implementation of the latest streamlining order could increase opportunities for us and our competitors. We cannot predict the potential impact of these reforms on our business, financial condition and results of operations.

     Under FCC rules which took effect in 1998, the FCC employs a rebuttable presumption in favor of authorizing the provision of international switched services over interconnected private lines (international simple resale or ISR) to WTO member countries if either the settlement rates for at least 50 percent of the settled U.S.-billed traffic between the U.S. and that country are at or below the FCC's benchmark settlement rate for that country, or the country satisfies the FCC's test for equivalent ISR policies. The FCC will authorize ISR between the U.S. and a non-WTO member country only if both the settlement rates for at least 50 percent of the settled U.S.-billed traffic between the U.S. and that country are at or below the FCC's benchmark settlement rate for that country, and the country satisfies the FCC's equivalency test. To date, the FCC has approved ISR for international services between the U.S. and twenty-two foreign countries. It is possible that ISR may be approved for additional countries in the future, in which case our authorization to provide international services to and from the United States via ISR, as well as the authorizations of our competitors, will be expanded automatically to include such countries. We can not predict the potential impact of such approvals or denials on our business, financial condition and results of operations.

     The FCC may condition, modify or revoke any of the Section
214 authorizations granted to us for violations of the Communications Act, the FCC's rules and policies or the conditions of those authorizations or may impose monetary forfeitures for such violations. Any such action on the part of the FCC may have a material adverse effect on our business, financial condition and results of operations.

     - United States International Settlements Policy. The FCC's International Settlements Policy (ISP) governs the settlement between U.S. carriers and their foreign correspondents of the cost of terminating calls in each other's network. U.S. international carriers are subject to the FCC's international accounting "benchmark" rates, which are the FCC's ceilings for prices that U.S. carriers should pay for international settlements. The FCC could find that certain settlement rate terms of our foreign carrier agreements do not meet the ISP requirements, absent a waiver or express approval for an alternative settlement arrangement. Although the FCC generally has not issued penalties in this area, it could, among other things, issue a cease and desist order or impose fines if it finds that these agreements conflict with the ISP. We do not believe that any such fine or order would have a material adverse effect on our business, operations or financial condition.

     In May of 1999, the FCC adopted the "ISP Streamlining Order." When it becomes effective, this order will, among other things, remove the ISP: (1) for settlement arrangements between U.S. carriers and foreign correspondents that lack market power; and for all settlement arrangements on routes were U.S. carriers are able to terminate at least 50 percent of their U.S. billed traffic in the foreign market at rates that are at least 25 percent below the applicable benchmark rate. We intend, where possible, to take advantage of lowered accounting rates and more flexible settlement arrangements. We are unable to predict the potential impact of these reforms on our business, financial condition and results of operations.

     - Alternative Routing Through Transiting, Refiling and ISR. The FCC is currently considering whether to limit or prohibit certain procedures whereby a carrier routes, through facilities in a third or intermediate country, traffic originating from one country and destined for another country. The FCC has permitted third country calling under certain pricing and settlement rules, where all countries involved consent to this type of routing arrangement, referred to as "transiting." Under certain arrangements referred to as "refiling," however, traffic appears to originate in the intermediate country and the carrier in the ultimate destination country does not necessarily recognize or consent to the receipt of traffic from the originating country. The FCC to date has made no pronouncement as to whether refile arrangements, which avoid settlements between the actual originating and destination countries, comport either with U.S. or ITU regulations. Substantial FCC limitations could materially adversely affect our business.

     - Reporting and Filing Requirements. As of December 31, 1998, we had operating agreements and interconnection arrangements with carriers in approximately 40 countries, primarily in emerging economies. FCC regulations require that U.S. international telecommunications carriers are required to file copies of their contracts with foreign correspondents, including operating agreements, with the FCC within 30 days of execution. We have filed, or will file, each of our operating agreements with the FCC as required. The FCC's rules also require us to file periodically a variety of reports regarding our international traffic flows and use of international facilities. We have on file and maintain with the FCC annual circuit status reports and traffic data reports. The FCC's recent ISP Streamlining Order also will eliminate or reduce some of these requirements.

     - United States Regulation of Internet Telephony. We know of no domestic laws that prohibit voice communications over the Internet. In December 1996, the FCC initiated an inquiry regarding whether to impose regulations or surcharges on providers of Internet access and information services. This inquiry is still pending. In April 1998, the FCC filed a report with Congress stating that Internet access falls into the category of information services, and should not be subject to common carrier regulation, including the obligation to pay access charges, but that the record suggests that some forms of Internet services may be more like telecommunications services than information services, and possibly should be subject to common carrier regulation. To date, all domestic aspects of Internet Telephony remain unregulated. However, for the purpose of assisting in a determination of whether reciprocal compensation for traffic bound for Internet service providers is due between competing local exchange carriers, the FCC recently has determined that Internet services are interstate rather than local in nature. A petition for review of this decision has been filed by Bell Atlantic in the U.S. Court of Appeals for the Eighth Circuit. Controversy over this and related issues may lead to changes in federal or state regulatory treatment of Internet related services. We cannot predict the outcome of these proceedings.

     In addition, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephone services. If Congress, the FCC, or a state utility commission begins to regulate Internet Telephony, there can be no assurances that any such regulation will not materially adversely affect our business, financial condition or results of operations. Similarly, certain foreign governments have begun to consider more closely the regulatory status of Internet services, especially Internet Telephony. We cannot predict the likelihood that U.S. federal or state authorities or foreign governments will impose additional regulation on our Internet-related services, nor can we predict the impact that future regulation will have on our operations.

     The FCC has developed new rules on a wide variety of issues associated with the provision of advanced services by wireline carriers. The FCC clarified that the interconnection, unbundling and resale obligations of ILECs under Section 251 of the 1996 Act extend to their provision of advanced services, and proposed measures to promote the deployment of advanced services by both ILECs and competitive local exchange carriers (CLECs). In rules adopted in March 1999, the FCC required expanded physical collocation rights for CLECs and strengthened the rights of CLECs to order unbundled network elements required to provide advanced services. However, the FCC also interpreted the 1996 Act as permitting ILECs to deploy advanced services through separate affiliates which would not be regulated as an ILEC. These new rules should enhance the flexibility of our options for terminating advanced services, but we cannot predict the final outcome of these proceedings or any court appeals that might ensue.

     European Union Regulations

     EU member states are required to adopt national legislation to implement EU directives aimed at liberalizing telecommunications markets in their countries. Some EU member states have failed to implement such directives properly or adequately. This could limit, constrain or otherwise adversely affect our ability to provide certain services. Even if a national government enacts appropriate regulations within the time frame established by the EU, incumbent telecommunications operators, regulators, trade unions and other sources may significantly resist the implementation of such legislation.

     Our provision of services in Western Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. In addition, the EU regime on data protection is fairly strict with respect to the processing of personal data, which may adversely affect our marketing in Europe. The above factors could have a material adverse effect on our operations by preventing us from expanding our operations as currently intended, as well as a material adverse effect on our business, financial condition and results of operations.

     Other Jurisdictions

     We intend to expand our operations into other jurisdictions as such markets are liberalized and we are able to offer a full range of switched public telephone services to our customers. We may experience significant delays or additional expenses in entering such markets due to delays and uncertainties in the adoption of implementing regulations for the many updated policies and directives in these jurisdictions.

We May Have Difficulty Managing Our Growth
------------------------------------------

     Our recent growth and expansion and our strategy to continue such growth and expansion has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources and systems and controls.
To manage our growth effectively, we must continue to expand our network and infrastructure, enhance our management, expend financial and information systems, attract additional managerial, technical and customer service personnel, and train and manage our personnel base.

     If we do not forecast our traffic accurately, however, we may suffer insufficient or excessive transmission facilities and disproportionately high fixed expenses. In addition, as we increase our service offerings and expand our target markets in the United States and overseas, our customer service, marketing and administrative resources will encounter additional demands. Our failure to successfully manage our expansion could materially adversely affect our business, financial condition and results of operations.

Our Business is Affected by Positive Response
Rates and Negative Residential Customer Attrition Rates
-------------------------------------------------------

     We are significantly affected by the residential customer response rates to our marketing campaigns and residential customer attrition rates. Decreases in residential customer response rates or increases in our residential customer attrition rates could have a material adverse impact on our business, financial condition and results of operations.

     In addition, the FCC mandated that as of July 1, 1998, all telecommunications companies migrate from their existing five-digit CIC codes(10+XXX)to seven-digit CIC codes(10+10+XXX). This mandate requires changes in the dialing patterns of our residential customers in order to use our dial-around services. Though we have experienced no material impact on our residential business as a result of the migration, actual or perceived difficulties in making long distance calls using the longer code could have a material adverse effect on our residential business.

We Are Exposed to Certain Risks Associated
With Expansion and Operation of Our Network
-------------------------------------------

     To achieve our success, we depend largely upon our ability to operate, expand, manage and maintain our network to deliver high quality, uninterrupted telecommunications services. In particular, our ability to increase revenues depends on our ability to expand the capacity of, and eliminate bottlenecks that develop from time to time on, our network. If our network or other systems or hardware causes interruptions in our operations we could experience material adverse effects on our business, including adverse effects on our customer relationships.

     Our operations depend on our ability to successfully integrate new technologies and equipment into the network. As we increase our traffic, build-out our network, and integrate new technologies and equipment into our network, we will place additional strains on our systems and we cannot assure you that we will not experience system failures.

     In addition, while we perform the majority of the maintenance of our owned transmission facilities, we depend on services provided by switch manufacturer Nortel under a service and support contract to resolve problems with our key New York City-based switch that we are unable to correct. We also depend on third parties to maintain facilities that we lease and fiber optic cable lines in which we have a use arrangement. Frequent, significant or prolonged system failures, or difficulties experienced by customers in accessing or maintaining connection with our network could substantially damage our reputation, result in customer attrition and have a material adverse effect on our business, financial condition and results of operations.

We Depend on Key Carrier Customers
----------------------------------

     We depend on a few key carrier customers for a substantial percentage of our net revenue. Although the composition of our carrier customer base varies from period to period, during the quarter ended March 31, 1999, our five largest carrier customers accounted for approximately 46% of our net revenues.

     In addition, mergers and alliances in the telecommunications industry may reduce the number of customers that purchase or are available to purchase our wholesale international long distance services. A loss of a significant amount of carrier business from a key customer or an overall reduction in our number of customers could have a material adverse effect on our business, financial condition and results of operations.

     In general, our carrier customers may terminate our agreements and arrangements on short notice without penalty, and need not maintain their current levels of our services. Our carrier customers tend to be price sensitive and may move their business based solely on incremental increases in price. Carriers also may terminate their relationship or substantially reduce their use of our services for a variety of other reasons, including: problems with transmission quality and customer service; changes in the regulatory environment; increased use of the carriers' own transmission facilities; and reductions in the number of customers purchasing wholesale international long distance services due to mergers and alliances.

     Our concentration of carrier customers also increases our risk of non-payment or difficulties collecting the full amounts due from carrier customers. While we perform initial and ongoing credit evaluations of our carrier customers in an effort to reduce the risk of non-payment, we cannot offer you assurance that we will not experience collection difficulties or that our allowances for non-payment will be adequate in the future. If we experience difficulties in collecting accounts receivable from our significant carrier customers, our business, financial condition and results of operations could be materially adversely affected.

We Depend on the Availability of Transmission Facilities
--------------------------------------------------------

     Historically, we have carried and terminated substantially all of our customers telephone calls through transmission lines of facilities-based long distance carriers, which provide us transmission capacity through a variety of lease and resale arrangements (off-net). Our future profitability depends in part on our ability to use transmission facilities cost- effectively. Currently, however, because the prices we are charged in our transmission line agreements for leasing and resale vary with our use and other factors, we are exposed to unanticipated price increases and service cancellations by the carriers. Therefore, our ability to maintain and expand our business is dependent, in part, upon our ability to maintain satisfactory relationships with these carriers, many of which are, or may in the future become, competitors. Although we believe that our relationships with these carriers generally are satisfactory, if we fail to maintain satisfactory relationships with one or more of these carriers, we could experience a material adverse effect in our business, financial condition and results of operations.

     As our traffic volume increases in particular international markets, we intend to reduce our use of such variable usage leasing arrangements, and enter into fixed, non-cancellable leasing arrangements on a longer-term basis and/or construct or acquire additional transmission facilities of our own. However, if we enter into such fixed arrangements and/or increase our owned transmission facilities and we incorrectly project traffic volume in particular markets, we would experience higher fixed costs without any corresponding increase in revenue.

     We have certain access rights in and to, a number of undersea fiber optic cable systems. As a key element in our business strategy, we intend to acquire additional access rights to undersea fiber optic cable transmission lines through partial ownership or through lease and other access arrangements on negotiated terms that may vary with industry and market conditions. We offer no assurance that we can secure undersea fiber optic cable transmission lines to meet our current and/or projected international traffic volume, that we can secure such lines on satisfactory terms, or that we may not over or under invest in such lines due to inaccurate traffic forecasts.

We Depend on Foreign Call Termination Arrangements
--------------------------------------------------

     We currently offer U.S.-originated international long distance service globally through a network of operating agreements, resale arrangements (whereby we use the transmission and termination services of another long distance provider purchased wholesale) transit and refile agreements (whereby we use an intermediate country to carry our calls to the destination in a third country with (transiting) or without the knowledge (refiling) of the operator in the destination country), and various other foreign termination arrangements. These agreements permit us to carry and terminate using the lowest cost route. As an essential component of our business strategy, we intend to develop our ability to similarly terminate traffic cost-effectively in our targeted markets through:

     - operating agreements with PTTs in countries that have yet to become deregulated so we will be able to terminate traffic in, and receive return traffic from those countries;

     - operating agreements with PTTs and emerging carriers in foreign countries whose telecommunications markets have been deregulated so we will be able to terminate traffic in those countries; and

     - interconnection agreements with PTTs in each of the countries in which we have operating facilities so we will be able to terminate traffic in each such country.

     Although our operating agreements and termination arrangements are sufficient for our current business and traffic levels, we offer no assurance that we will be able to negotiate additional operating agreements or termination arrangements or maintain such existing or additional agreements or arrangements in the future. Cancellation of certain operating agreements or other termination arrangements could have a material adverse effect on our business, financial condition and results of operations. In addition, the failure to enter into additional operating agreements and termination arrangements could limit our ability to increase our services to our current target markets, gain entry into new markets, or otherwise increase our revenues and control our costs.

We Place Great Dependence on Effective Information Systems
----------------------------------------------------------

     We depend on our ability to record and process significant amounts of data quickly and accurately to route our calls efficiently and cost-effectively, to bill for the services we provide to customers, to ensure that we are properly charged by vendors for services we use, to effectively monitor settlements for service, to achieve operating efficiencies and to otherwise manage our growth. Although we believe that our current management information systems are sufficient to meet our present demands, these systems have not grown at the same rate as our business and we will need to make additional investments in these systems. Difficulties or delays in the acquisition, implementation, integration and ongoing use of any additional management information systems resources may disrupt our operations and materially and adversely affect our business, and operations.

Our Business Could be Affected by Year 2000 Problems
----------------------------------------------------

     Many of the world's computer systems (including those in non-information technology equipment and systems) currently record years in a two-digit format. If not addressed, such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the United States and internationally (commonly referred to as the Y2K issue). In the fourth quarter of 1997, we formed a Y2K compliance team to determine the extent to which we are affected by the Y2K issue and to formulate a Y2K compliance plan.
Since then, we have been reviewing our embedded technology and infrastructure equipment, as well as non-embedded technology equipment to identify those that contain two-digit year codes, and we are in the process of upgrading our infrastructure and corporate facilities to achieve Y2K compliance. In addition, we are actively working with our suppliers, vendors and customers to assess their compliance and remediation efforts and our exposure to Y2K problems that may be caused by the failure of such suppliers, vendors and customers to become Y2K compliant in a timely manner. We are proceeding on a schedule which we believe will allow us to be Y2K compliant by the end of the third quarter of 1999.

     We are focusing on three major areas of concern for the Y2K issue: embedded technology and infrastructure equipment, non-embedded technology equipment and third party suppliers compliance.

     The embedded technology and infrastructure equipment area of concern consists primarily of switches, POPs, fiber optic cables and various platforms. Much of this equipment was purchased from third party vendors and has been certified by the vendors to be Y2K compliant; we now require suppliers to warrant that products sold or licensed us are Y2K compliant. We cannot offer you assurance of the accuracy or completeness of any such representations made to us.

     Non-embedded technology systems include predominately applications and interfacing software used for our monitoring and managing the customer call center and the customer care database, and network support. Much of this equipment previously has been upgraded to be Y2K compliance through software upgrades and the purchase of new systems.

     We currently communicate with our critical suppliers, vendors and customers about their plans and progress in addressing the Y2K issue and are performing detailed evaluations
of the most critical third parties.   Many of the residential and
commercial markets include areas of emerging economies in which the Y2K compliance issue does not appear to be a priority.
While we plan to monitor progress made in these areas to mitigate any future exposure, we have limited, if any, control over the progress made by these third parties, and therefore, we are unable to predict the potential effect on our operations if third parties in these foreign markets fail to address the Y2K issue.

     As we continue to acquire new companies, we have implemented and will continue to implement our comprehensive Y2K plan. While all companies we have acquired to date are on schedule to be Y2K compliant by December, 1999, we cannot assure you that all acquired companies will be Y2K compliant by 2000.

     We face many risks associated with the Y2K issue, including the possibility of a failure of our routing and compression equipment, computer, and non-information technology systems. Such failures could have a material adverse effect upon our operations and may cause systems malfunctions, incorrect or incomplete transaction processing, inability to reconcile accounting books and records, inability to manage our business and consequent customer loss and litigation. In addition, even if we successfully become Y2K compliant, the failure of third parties with which we have financial or operational relationships, such as LECs, carriers, cable suppliers, billing agents, satellite facilities, equipment suppliers, financial institutions, payroll contractors, regulatory agencies and utility companies, to become Y2K compliant in a timely manner could materially adversely affect our results of operations. While we are currently working diligently to become Y2K compliant by the end of the third quarter of 1999, we can offer no assurance that we will be successful in completing corrective action on time. We have started to develop contingency plans for our key technology systems. However, we cannot assure you that these contingency plans will successfully avoid a service disruption.

     Total costs incurred up to March 31, 1999 specifically associated with becoming Y2K compliant have been less than $400,000. The total estimated specific costs of becoming Y2K compliant is estimated to be less than one million dollars. These costs will be included in the Y2K compliance costs once the specific Y2K components can be identified and allocated. Costs associated with the identification and testing of third party compliance will also be included once such costs can be identified.

We May Encounter Difficulties in Adapting to the Rapid
Technological Changes in the Telecommunications Industry
--------------------------------------------------------

     The telecommunications industry is characterized by rapid and significant technological advancements and introductions of new products and services that use new technologies. Such development includes improvements in transmission equipment, the development of switching technology or advances in Internet Telephony that allow the simultaneous transmission of voice, data and video, and the commercial availability of domestic and international switched voice, data and video services at prices lower than comparable services we offer. Our profitability depends on our ability to anticipate and adapt to rapid technological changes, acquire or otherwise access new technology on satisfactory terms, and offer, on a timely and cost-effective basis, services that meet evolving industry standards. We offer no assurance that we will be able to adapt to such technological changes, continue to offer competitive services at competitive prices or obtain new technologies on a timely basis, on satisfactory terms or at all.

Our Strategic Alliances, Acquisitions
and Investments Involve Risks and Uncertainties
-----------------------------------------------

     As part of our business strategy, we have entered and may enter in the future into joint ventures or strategic alliances with, or acquire or make strategic investments in, businesses that we believe are complementary to our current and planned operations. Any such joint ventures, strategic alliances, investments or acquisitions may be accompanied by the risks commonly encountered in such transactions, including: difficulties associated with assimilating the operations and personnel of acquired companies; potential disruption of our ongoing business operations; management inability to maximize the financial and strategic position by the successful incorporation of the acquired technology, know-how and rights into our business; problems maintaining uniform standards,
controls, procedures and policies;   disagreements with joint
venture partners concerning the economic and business goals of the joint venture; and impairment of relationships with employees and customers as a result of changes in management. We can offer no assurance that we would be successful in overcoming these and other such acquisition risks.

We Depend on Key and Scarce Employees in
a Competitive Market for Skilled Personnel
------------------------------------------

     To a significant degree, our success depends upon the continued contributions of our management team including, in particular, Ram Mukunda, our Chairman, President, Chief Executive Officer and Treasurer, and Prabhav V. Maniyar, our Senior Vice President, Chief Financial Officer and Secretary. Though we have employment agreements with Messrs. Mukunda and Maniyar and maintain "key man" life insurance on Mr. Mukunda, loss of one or both of their services could have a material adverse effect on our business and operations.

     Our success also depends on the continued contributions of our current personnel and on our ability to attract and retain additional qualified management and technical, marketing and customer service personnel. Competition for qualified personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the industry who may be available to us. We often undertake a lengthy process in locating personnel with the combination of skills and attributes required to implement our strategies, and we can offer you no assurance that we will be successful in attracting and retaining such personnel, especially management personnel and personnel for foreign offices. The loss of the services of key personnel, or our inability to attract additional qualified personnel, could have a material adverse effect on our operations and our ability to implement our business strategies.

Control of Company by Current Stockholders
------------------------------------------

     As of March 31, 1999, our executive officers and directors beneficially owned 4,889,615 shares of our stock representing approximately 52.1% of the outstanding shares of our common stock. Of these amounts, Mr. Mukunda beneficially owns 3,583,675 shares. Our executive officers and directors as a group, or Mr. Mukunda, acting individually, will be able to exercise significant influence over such matters as the election of our directors and other fundamental corporate transactions such as mergers, asset sales and the sale of our company.

We May Incur Significant Litigation Costs
and Goodwill Losses in Defending Our Trademarks
-----------------------------------------------

     Certain other telecommunications companies and related businesses use names or hold registered trademarks that include the word "star." In addition, several other companies in businesses that we believe are not telecommunications-related use variations of the "star-technology" word combination (e.g., Startek and Startech). Although we hold a registered trademark for "STARTEC," we can offer no assurance that our continued use of the STARTEC name will not result in litigation brought by companies using similar names or, in the event we should change our name, that we would not suffer a loss of goodwill. Further, we have filed for federal registration of the trademark "Startec Global Communications Corporation." Although no guarantee can be made that this application will be successful and mature into a federal trademark registration, the established rights in and registration of STARTEC provides the basis for expanding the trademark rights to include the supplemental terms "Global Communications Group." We are in the process of protecting our trademarks in foreign countries, however, in some cases, the name may not be available or the laws of the foreign jurisdiction may not permit such protection.

                     THE SELLING SHAREHOLDERS

     The following table sets forth information as of the date hereof regarding the beneficial ownership of our common stock held by the selling shareholders the number of shares being registered to permit sales from time to time by such selling shareholders and the total beneficial ownership of shares of our common stock if all shares so registered should be sold by the selling shareholders. Beneficial ownership is determined by the rules of the SEC and includes voting or investment power of the shares beneficially owned. All shares are beneficially owned, and sole voting and investment power is held by the person named. This information assumes the sale of all shares listed under "Number of Shares of Common Stock to be Offered." It also assumes that none of the selling shareholders sell securities which are beneficially owned by them and are not listed in such column or purchase or otherwise acquire additional shares of our common stock or securities convertible into or exchangeable for our common stock.
                                                Common Stock To
                                                Be Owned After
                   Common Stock                   the Offering
Name and           Owned Prior To    Shares To    Number and
Position           the Offering      Be Sold 1/   Percent 2/
-----------        --------------    ---------    ---------------

Alain Bigio                          189,629
Eric Saiz                            189,629
Yves Bigio                            45,742
First Union                          269,900
Dr. Judy Reed Smith                    3,000
Richard Prins                         33,000
Kathy Chung Yuen Yee                  40,690
Boenning & Scattergood                20,000
Charles Place                          9,000
E. Peter Malekian                      1,000
Mark Rust                              4,400
Steve Shea                            23,000
Ferris, Baker Watts                   39,000
Gregory Berlacher                      5,000
Robert Berlacher                       5,000
Daniel Gardner                         5,000
Ronald Spengler                        5,000
-----------------------

1/   One or more supplements to this Prospectus may be filed
pursuant to Rule 424, or otherwise, under the Securities Act to describe any material arrangements for sale of the Shares, if such arrangements are entered into by any selling shareholder.

2/   Represents less than 1% unless otherwise indicated.


     We issued the shares being sold by the selling shareholders in connection with private placement transactions to certain U.S. persons pursuant to exemptions from registration pursuant to Regulation D and/or Section 4(2) under the Securities Act and to certain non-U.S. persons pursuant to Regulation S, under that Act.

                       PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders. Selling shareholders, as used in this prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares received from a named selling shareholder as a gift, partnership, distribution or other non-sale related transfer after the date of this prospectus. The selling shareholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may offer their shares in various amounts and at various times in one or more of the following transactions:

     - in ordinary broker's transactions on Nasdaq or any national securities exchange on which our common stock may be listed at the time of sale;

     -    in the over-the-counter market;

     - in privately negotiated transactions other than in the over-the-counter market;

     - in connection with short sales of other shares of our common stock in which the shares are redelivered to close out positioning;

     -    by pledge to secure debts and other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     -    in a combination of any of the above transactions.

     The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents. This compensation may exceed customary commissions.

     The selling shareholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be "underwriters" within the meaning of the Securities Exchange Act, and their commissions or discounts and other compensation received in connection with such sales may be regarded as underwriters' compensation.

     The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by any of the selling shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, a prospectus supplement or post-effective amendment to the registration statement will be filed setting forth:

     - the name of the participating broker-dealer(s) or underwriters;

     -    the number of shares involved;

     - the price or prices at which such shares were sold by the selling shareholders;

     - the commissions paid or discounts or concessions allowed by the selling shareholders to such broker-dealers or underwriters; and

     -    other material information.

     We have agreed to pay all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling shareholders). Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholders or other party selling such shares.

                          LEGAL MATTERS

     The validity of the shares of common stock offered will be passed upon for us by Schnader Harrison Segal & Lewis LLP.

                             EXPERTS

     The financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

                             PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution*

SEC Registration fee............................. $ 1,785
Printing fees....................................   2,500
Accounting fees and expenses.....................   5,000
Legal fees and expenses..........................  15,000
Miscellaneous....................................   3,000

                         Total.................   $27,285

* Estimated, except for SEC registration fee. No portion of these expenses will be borne by the selling shareholders.

Item 15.  Indemnification of Directors and Officers.

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

     The Registrant's Certificate of Incorporation provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. Pursuant to the respective registration rights agreements entered into with the Registrant, the selling stockholders have agreed to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act.

     The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 16.  Exhibits.

Number    Description

5.1*      Opinion of Schnader Harrison Segal & Lewis LLP

23.1*     Consent of Arthur Andersen LLP

23.2*     Consent of Schnader Harrison Segal & Lewis LLP
          (included in Exhibit 5.1)

24.1**    Power of Attorney (contained on signature page).
---------------
*    Filed herewith.
**   Previously filed.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in
this Registration Statement.   (iii) to include any material
information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement; Provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d)of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland on July 23, 1999.

                       STARTEC GLOBAL COMMUNICATIONS CORPORATION

                       By: /s/ RAM MUKUNDA
                            ----------------------------------
                            Ram Mukunda

                            President, Chief Executive Officer
                            and Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURES                    TITLE               DATE
--------------------------    -----------------   ---------------

/s/ RAM MUKUNDA               President, Chief    July 23, 1999
----------------------        Officer, Treasurer
Ram Mukunda                   And Director
                  (Principal Executive Officer)


/s/ PRABHAV V. MANIYAR        Senior Vice         July 23, 1999
----------------------        President, Chief
Prabhav V. Maniyar            Financial Officer,
                              Secretary and Director
           (Principal Financial and Accounting Officer)


                              Director            July ___, 1999
----------------------
Sudhakar Shenoy


/s/ NAZIR G. DOSSANI*         Director            July 23, 1999
----------------------
Nazir G. Dossani


/s/ RICHARD K. PRINS*         Director            July 23, 1999
----------------------
Richard K. Prins

     *    By:  /s/ RAM MUKUNDA
          ------------------------------
          Ram Mukunda, Attorney-in-fact

                          EXHIBIT INDEX


Number    Description                                       Page
------    -----------------------------------------------   ----

5.1*      Opinion of Schnader Harrison Segal & Lewis LLP

23.1*     Consent of Arthur Andersen LLP

23.2*     Consent of Schnader Harrison Segal & Lewis LLP
          (included in Exhibit 5.1)

24.1**    Power of Attorney (contained on signature page).
---------------
*    Filed herewith.
**   Previously Filed.